SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BUSINESS OBJECTS PRESS RELEASE ISSUED NOVEMBER 8, 2007
BUSINESS OBJECTS REPORTS REVISED RESULTS DUE TO SUBSEQUENT
COURT RULING DECLINING ENHANCED DAMAGES
SAN JOSE, Calif. and PARIS — November 8, 2007 — Business Objects (Nasdaq: BOBJ; Euronext Paris ISIN code FR0004026250 — BOB), the world’s leading provider of business intelligence (BI) solutions, today announced that the court hearing the Informatica patent litigation had recently ruled that Informatica is not entitled to enhanced damages and entered judgment for damages in the amount of approximately $12.1 million. Due to this subsequent event, the Company’s US GAAP net income and earnings per share for the third quarter of fiscal 2007 have increased from the results reported on October 24, 2007.
Based on the damages awarded by the court and anticipated interest of approximately $2.9 million, the Company reduced its litigation reserve to $15 million from $25 million in the third quarter of fiscal 2007. Including this adjustment, net income on a US GAAP basis for the third quarter of fiscal 2007 was $12 million, or $0.13 per diluted share. The Company’s financial statements for the third quarter of fiscal 2007 reflect these changes and were filed concurrently with this press release on form 10-Q with the Securities and Exchange Commission.
Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the draft Note d’Information and the draft Note en Réponse filed by SAP and by Business Objects, respectively, with the AMF on October 22, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 to be filed by SAP and Business Objects, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of the draft Note d’Information and the draft Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org) , and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.
About Business Objects
Business Objects has been a pioneer in business intelligence (BI) since the dawn of the category. Today, as the world’s leading BI software company, Business Objects transforms the way the world works through intelligent information. The company helps illuminate understanding and decision-making at more than 45,000 organizations around the globe. Through a combination of innovative technology, global consulting and education services, and the industry’s strongest and most diverse partner network, Business Objects enables companies of all sizes to make transformative business decisions based on intelligent, accurate, and timely information.
Business Objects has dual headquarters in San Jose, Calif., and Paris, France. The company’s stock is traded on both the Nasdaq (BOBJ) and Euronext Paris (ISIN: FR0004026250 — BOB) stock exchanges. More information about Business Objects can be found at www.businessobjects.com.
Business Objects and the Business Objects logo, BusinessObjects and Crystal Reports are trademarks or registered trademarks of Business Objects in the United States and/or other countries. All other names mentioned herein may be trademarks of their respective owners.

Business Objects Investor Contacts:	Business Objects Public Relations Contacts:

John Ederer	Sabrina Guttman
Vice President of Investor Relations	Vice President of Corporate Communications
+1 (408) 953 6064	+1 (408) 674 6870
john.ederer@businessobjects.com	sabrina.guttman@businessobjects.com

Edouard Lassalle	Philippe Laguerre
Director of Investor Relations EMEA	Director of Public Relations EMEA
+33 (1) 41 25 24 33	+33 (1) 41 25 38 15
edouard.lassalle@businessobjects.com	philippe.laguerre@businessobjects.com

Nina Camera
Senior Manager, U.S. Investor Relations
+1 (408) 953 6138
nina.camera@businessobjects.com

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